EXHIBIT 99.1

The Special Committee of the Board of Directors of Liminal Biosciences Retains an Independent Financial Advisor in Response to Unsolicited Non-Binding Transaction Proposal

LAVAL, QC and CAMBRIDGE, England, May 8, 2023 /CNW/ - Liminal BioSciences Inc. (NASDAQ: LMNL) ("Liminal BioSciences" or the "Company"), re-confirms that the board of directors of the Company has already established a special committee of the independent members of the Company's board of directors (the "Special Committee") in respect to the previously announced unsolicited non-binding proposal from Structured Alpha LP ("SALP") to acquire all of the issued and outstanding common shares of the Company that SALP does not currently own for US$7.50 in cash per common share (the "Proposal").  The Special Committee has retained BMO Capital Markets as its independent financial advisor and to provide a formal valuation of the common shares of the Company in accordance with Multilateral Instrument 61-101 – Protection of Minority Shareholders in Special Transactions.

The Special Committee will evaluate the Proposal and all viable alternatives that may be available to the Company. No decisions or recommendations have been made by the Special Committee regarding the transactions that are the subject of the Proposal at this time. Shareholders do not need to take any action with respect to the Proposal at this time.

Notwithstanding the process described above, there can be no assurance that the Proposal will result in a formal offer or that any such offer will ultimately result in a completed transaction. The Company intends to provide updates if and when necessary, in accordance with applicable securities laws.

About Liminal BioSciences Inc.

Liminal BioSciences is a development-stage biopharmaceutical company focused on discovering and developing novel and distinctive small molecule therapeutics that modulate G protein-coupled receptor pathways (GPCRs). The Company is designing proprietary novel small molecule therapeutic candidates with the intent of developing best/first in class therapeutics for the treatment of metabolic, inflammatory and fibrotic diseases with significant unmet medical needs, using its integrated drug discovery platform, medicinal chemistry expertise and deep understanding of GPCR biology. The Company's pipeline is currently made up of three programs. The candidate selected for clinical development, LMNL6511, a selective antagonist for the GPR84 receptor, is expected to commence a Phase 1 clinical trial in the second half of 2023. The Company is also developing potential OXER1 antagonists, and GPR40 agonists, both of which are at the preclinical stage. In addition to these programs, the Company continues to explore other development opportunities to add to its pipeline.

Liminal BioSciences has active business operations in Canada and the United Kingdom.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Some of the forward-looking statements can be identified by the use of forward-looking words. Statements that are not historical in nature, including the words "anticipate," "expect," "suggest," "plan," "believe," "intend," "estimate," "target," "project," "should," "could," "would," "may," "will," "forecast" and other similar expressions are intended to identify forward-looking statements. Forward–looking statements include, among other things, the Proposal. These statements are "forward-looking" because they are based on our current expectations about the markets we operate in and on various estimates and assumptions. Actual events or results may differ materially from those anticipated in these forward-looking statements if known or unknown risks affect our business, or if our estimates or assumptions turn out to be inaccurate. Among the factors that could cause actual results to differ materially from those described or projected herein include, but are not limited to, risks associated with general changes in economic conditions. You will find a more detailed assessment of these risks, uncertainties and other risks that could cause actual events or results to materially differ from our current expectations in the filings and reports the Company makes with the U.S. Securities and Exchange Commission and Canadian Securities Administrators, including in the Annual Report on Form 20-F for the year ended December 31, 2022, as well as other filings and reports Liminal Biosciences' may make from time to time. As a result of such risks, we cannot guarantee that any given forward-looking statement will materialize. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements and estimates, which speak only as of the date hereof. We assume no obligation to update any forward-looking statement contained in this press release even if new information becomes available, as a result of future events or for any other reason, unless required by applicable securities laws and regulations. SOURCE Liminal BioSciences Inc.

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SOURCE Liminal BioSciences Inc.

View original content: http://www.newswire.ca/en/releases/archive/May2023/08/c9797.html

%CIK: 0001351172

For further information: Corporate Contact, Shrinal Inamdar, Associate Director, Investor Relations and Communications, s.inamdar@liminalbiosciences.com, +1 450.781.0115; Media Contact, Kaitlin Gallagher, kgallagher@berrypr.com, +1 212.253.8881

CO: Liminal BioSciences Inc.

CNW 08:00e 08-MAY-23